A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England __________ FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

June 2, 2017

Mr. Crag Arakawa,

Accounting Branch Chief, Office of Beverages, Apparel and Mining,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended
December 31, 2016
File No. 001-37911

Dear Mr. Arakawa:

I refer to your comment letter dated May 25, 2017 to Mr. Felipe Dutra of Anheuser-Busch InBev SA/NV (the “Company”) and my telephone call with Steve Lo on June 2, 2017 regarding the due date for responding to your letter. The Company requests an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by June 16, 2017.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ John Horsfield-Bradbury

John Horsfield-Bradbury

cc:	Steve Lo, Staff Accountant
Raj Rajan, Senior Staff Accountant
(Securities and Exchange Commission)

Felipe Dutra
(Anheuser-Busch InBev SA/NV)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.